[CWWJO Letterhead]

November 7, 2006

Via EDGAR and
Facsimile 202-772-9202

Max A. Webb, Assistant Director
United States Securities
   and Exchange Commission
Mail Stop 3561
Washington, DC 20549

Re:                               Western Sizzlin Corporation
Pre-Effective Amendment No.3 to Form S-3, filed November 6, 2006
SEC File No. 333-137222
Our File No. WSC06-CB006

Dear Mr. Webb:

On behalf of our client, Western Sizzlin Corporation, we hereby request an accelerated effective date of November 7, 2006, at 12:00 Noon, Eastern Time for the above-referenced registration statement.  In connection with this request, on behalf of the Company, we acknowledge as follows:

•                  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional comments or questions, please contact me.

Yours very truly,

		/s/	Michael C. Pallesen
For the Firm

cc:	Sardar Biglari
Robyn B. Mabe